Exhibit (a)(5)(i)

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION CONTACT

Alan Van Horn

Manager, Investor Relations

405.254.5839

GMX RESOURCES INC. ANNOUNCES EXCHANGE OFFER OF SENIOR SECURED SECOND-PRIORITY NOTES DUE 2018 FOR ITS 5.00% CONVERTIBLE SENIOR NOTES DUE 2013 AND 4.50% CONVERTIBLE SENIOR NOTES DUE 2015

Oklahoma City, Oklahoma, Thursday, August 9, 2012 — GMX Resources Inc. (the “Company” or “GMXR”) (NYSE: GMXR) today announced that it has commenced offers to exchange (each, an “Exchange Offer” and collectively the “Exchange Offers”) for (i) all of its existing 5.00% Convertible Senior Notes due 2013 (the “2013 Notes”), of which $51,997,000.00 aggregate principal amount is currently outstanding, in exchange for (a) new Senior Second-Priority Secured Notes due 2018 (the “New Notes”) and (b) shares of the Company’s common stock (“Common Stock”), and (ii) a limited amount of its existing 4.50% Convertible Senior Notes due 2015 (the “2015 Notes” and together with the 2013 Notes, referred to as the “Convertible Notes”), in exchange for the New Notes.

Pursuant to the terms of the Exchange Offers, the Company is offering to exchange (a) for each $1,000.00 principal amount of 2013 Notes: (i) $1,000.00 principal amount of New Notes (up to an aggregate of approximately $52.0 million) and (ii) 288 shares of Common Stock; and (b) for each $1,000 principal amount of its Existing 2015 Notes, $700 principal amount of New Notes, subject to a maximum aggregate principal amount of New Notes issuable to all holders of Existing 2015 Notes (the “2015 Notes Consideration Limit”) equal to the excess of $60 million over the total aggregate principal amount of Existing 2013 Notes validly tendered and not validly withdrawn as of the Expiration Date. In no case will the Company issue New Notes in an aggregate principal amount in excess of $60 million. The Company will also pay accrued and unpaid interest on the Convertible Notes validly tendered (and not validly withdrawn) and accepted by the Company pursuant to the Exchange Offers through and including the settlement date of the Exchange Offers.

In the event that holders of 2015 Notes tender and do not validly withdraw 2015 Notes in an aggregate principal amount that exceeds the quotient of the 2015 Notes Consideration Limit divided by 0.7, then the aggregate principal amount of 2015 Notes that the Company may accept for purchase from each tendering holder of 2015 Notes will be equal to the product of (a) the 2015 Notes Consideration Limit, (b) a fraction, the numerator of which will be the aggregate principal amount of 2015 Notes tendered and not validly withdrawn by such holder, and the denominator of which will be the aggregate principal amount of all 2015 Notes validly tendered and not validly withdrawn pursuant to the 2015 Notes Exchange Offer and (c) a fraction, the numerator of which is

1000 and the denominator of which is 700. New Notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. If under the terms of the Exchange Offer, any tendering holder is entitled to receive New Notes in a principal amount that is not an integral multiple of $1,000, whether as a result of the application of the exchange ratio for the 2015 Notes or as a result of proration of notes issued in the event that the sum of the New Notes consideration to be issued would otherwise exceed $60 million, the Company will reduce the principal amount of that holder’s New Notes to the nearest $1,000.

The New Notes will mature in March 2018, be secured by substantially all of the assets of the Company (but not any subsidiaries) and accrue interest at 9.0% per annum. At the Company’s option, in lieu of paying interest in cash, the Company may, through the second anniversary of the settlement date, pay interest in the form of freely tradable shares of the Company’s Common Stock, with the number of shares being based on a 10-day volume weighted average price, discounted to yield the equivalent of a 12% interest rate for interest so paid in shares.

The Exchange Offer will expire at 11:59 p.m., New York City time, on September 6, 2012, unless extended (as such time and date may be extended, the “Expiration Date”) or earlier terminated by the Company. Subject to the limitations discussed herein and the Offering Memorandum (defined below), holders of 2013 Notes who validly tender, and do not validly withdraw, their 2013 Notes on or prior to the Expiration Date will receive for each $1,000.00 principal amount of 2013 Convertible Notes purchased in the tender offer (i) $1,000.00 principal amount of New Notes (up to an aggregate of approximately $52.0 million) and (ii) 288 shares of Common Stock, together with any additional amounts for accrued and unpaid interest to, and including, the settlement date. Tenders of 2013 Notes must be made on or prior to the Expiration Date, and tendered 2013 Notes may be withdrawn at any time on or prior to the Expiration Date.

Subject to the limitations discussed herein and the Offering Memorandum, holders of 2015 Notes who validly tender, and do not validly withdraw, their 2015 Notes on or prior to the Expiration Date, and whose notes are accepted in the Exchange Offer, will receive for each $1,000.00 principal amount of 2015 Notes purchased in the tender offer $700.00 aggregate principal amount of Note Notes (subject to rounding as set forth above), together with any additional amounts for accrued and unpaid interest to, and including, the settlement date. Tenders of 2015 Notes must be made on or prior to the Expiration Date, and tendered 2015 Notes may be withdrawn at any time on or prior to the Expiration Date.

The Exchange Offers are subject to the satisfaction or waiver of certain conditions set forth in the Offering Memorandum, dated August 9, 2012 (the “Offering Memorandum”), including but not limited to a minimum tender condition. Subject to applicable law, the Company may amend, extend or waive conditions to, or terminate, the Exchange Offers.

Full details of the terms and conditions of the Exchange Offers are described in the Offering Memorandum and the Letter of Transmittal for each of the 2013 Notes and the 2015 Notes, which are being sent to the respective holders of the Convertible Notes.

GMXR will file today a Tender Offer Statement on Schedule TO, together with the Offering Memorandum and related Letters of Transmittal that are exhibits to the Tender Offer Statement on Schedule TO, with the Securities and Exchange Commission (“SEC”). Each such document, as well as any amendments, supplements or additional exhibits thereto, will be available when filed by GMXR, free of charge, from the SEC’s website at www.sec.gov. Holders of Convertible Notes are encouraged to read these documents, as they contain important information regarding the tender offer.

Requests for the Offering Memorandum and other documents relating to the Exchange Offers may be directed to Global Bondholder Services Corporation, the information agent for the Exchange Offers, at (212) 430-3774 (for banks and brokers only) or (866) 804-2200 (for all others).

None of GMXR, the information agent or the depositary makes any recommendation as to whether holders should tender their Convertible Notes pursuant to the Exchange Offers. Each holder must make its own decision as to whether to tender its Convertible Notes and, if so, the principal amount of the Convertible Notes to be tendered.

This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell the Convertible Notes or any other securities of GMXR.

The Exchange Offer are being made pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933. The Exchange Offers are only being made pursuant to the Offering Memorandum and the related Letters of Transmittal. The Exchange Offers are not being made to holders of Convertible Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

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